EXHIBIT 21 SUBSIDIARIES OF THE REGISTRANT

Palomar Medical Technolgies, Inc.	Delaware corporation

Palomar Medical Products, Inc.	Delaware corporation

Esthetica Partners, Inc.	Delaware corporation